AgiiPlus Inc.

September 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Amended Draft Registration Statement on Form F-1 Submitted August 5, 2022 CIK No. 0001932470

Dear Mr. Lopez and Mr. Holt:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 25, 2022 regarding the Amended Draft Registration Statement on Form F-1 submitted by AgiiPlus Inc. on August 5, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. A Registration Statement on Form F-1 (“Registration Statement”) is being filed by the Company confidentially to accompany this response letter.

Amended Draft Registration Statement on Form F-1 submitted August 5, 2022

Prospectus Summary, page 1

1. We note your revised disclosure on page 7 and response to comment 3. You indicate that AgiiPlus does not hold personal information of over one million users. Please revise to clarify the extent to which Shanghai Zhiban, "as a third-party service provider," or Maxoffice hold personal information of over one million users. Disclose the extent to which exceeding one million users now or in the future could be deemed on behalf of AgiiPlus and subject the company to permission requirements.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 7 and 38 of the Registration Statement to (i) clarify that as of the date of the Registration Statement, the number of users whose personal information is held by both AgiiPlus and Shanghai Zhiban does not exceed one million, and (ii) disclose the extent to which exceeding one million users now or in the future could be deemed on behalf of AgiiPlus and subject the company to permission requirements.

Corporate History and Structure, page 66

2. We note your revised disclosure in response to comment 8. Please clarify the extent to which AgiiPlus is materially dependent upon information about users and other website information in Shanghai Zhiban's and Maxoffice's operations. Is such information shared with and/or used in operations of AgiiPlus? In this regard, we note the statement that an AgiiPlus subsidiary is authorized by Shanghai Zhiban to "use the Maxoffice website for offering its services under Tangtang." It is unclear to what extent AgiiPlus itself or its subsidiaries conduct some or all of the website operations. Please revise to clarify. Additionally, although it appears Shanghai Zhiban’s revenues were historically under 1%, it appears AgiiPlus could not conduct substantially all of its operations without the Maxoffice website. Approximately what percentage of AgiiPlus' operations could be conducted without the Business Cooperation Agreement? Is Shanghai Zhiban's or Maxoffice's consent necessary if AgiiPlus seeks to transition to another third party's website hosting services? Please revise here, the second to last Risk Factor on page 24 and where appropriate to clarify.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4, 5, 67 and 68 of the Registration Statement to (i) clarify that based on the net revenue contributed by the business operations under Tangtang for the fiscal years ended December 31, 2019, 2020 and 2021, we believe that AgiiPlus is not materially dependent upon information about users and other website information in Shanghai Zhiban’s and Maxoffice’s operations, and disclose that such information is shared with AgiiPlus and used in the operations of AgiiPlus, (ii) clarify that the AgiiPlus subsidiary is authorized to advertise its services under Tangtang through publishing posts on the Maxoffice website, (iii) disclose the percentage of AgiiPlus’ operations could be conducted without the Business Combination Agreement, and (iv) confirm that AgiiPlus does not need consent from Shanghai Zhiban or Maxoffice if AgiiPlus seeks to transition to another third party’s website hosting services.

Management’s Discussion and Analysis, page 81

3. We note your revised disclosure and response to comment 1. In particular, we note the statements on page 3 that AgiiPlus expects to fund its operations and expansion from the offering, and that capital and other resource needs are expected to increase significantly as it continues to invest in the upgrade of the existing infrastructure and technology systems. Please revise the last full paragraph on page 81 to further clarify in quantitative and qualitative terms the expected funding needs to achieve your business plans, which appear to constitute a known trend, event, uncertainty or demand that may have a material effect on the company’s operations, profitability, liquidity or capital resources.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 22, 23, 83 and 84 of the Registration Statement to disclose the lines of credit currently available to us, and further clarify in quantitative and qualitative terms the expected funding needs to achieve our business plans.

4. We note your revised disclosure on page 69 and response to comment 9. Please revise to disclose (1) in quantitative terms the extent to which COVID-19 has materially impacted your operations, (2) whether your lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (3) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 30, 31, 72 and 73 of the Registration Statement to disclose (i) in quantitative terms the extent to which COVID-19 has materially impacted our operations, (ii) whether our lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China, and (iii) the impact of consumer demand declines in China on our business operations. We also discussed the steps we took to mitigate the adverse impacts to our business.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC